Exhibit 99.2
Unaudited U.S.GAAP Consolidated Financial Statements for three months ended June 2008

Historically the Company adopted financial statements in accordance to Generally accepted accounting principles in United States (U.S. GAAP) in all its primary filings with the Securities Exchange Commission(SEC). During this year management has decided to adopt International Financial Reporting Standards, as issued by International Accounting Board (IFRS) as the primary GAAP for filings with SEC. IFRS is adopted by the Company from the year ended March 31, 2009 including all the interim filings in the year of transition with Generally accepted accounting principles followed in India being considered as Previous GAAP.

During the year of transition, the Company would additionally provide unaudited U.S. GAAP financial statements as additional information, in the Form 6K for the quarters ending September 30, 2008 and December 31, 2008.

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

(Dollars in millions except per share data)
	As of
	March 31, 2008	June 30, 2008
	(1)
ASSETS
Current Assets
Cash and cash equivalents	$2,058	$1,722
Investments in liquid mutual fund units	18	35
Trade accounts receivable, net of allowances	824	775
Unbilled revenue	120	163
Prepaid expenses and other current assets	107	136
Deferred tax assets	2	9
Total current assets	3,129	2,840
Property, plant and equipment, net	1,022	990
Goodwill	150	141
Intangible assets, net	25	25
Deferred tax assets	66	70
Advance income taxes	55	32
Other assets	45	46
Total Assets	$4,492	$4,144
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$12	$4
Income taxes payable	101	111
Client deposits	1	3
Unearned revenue	71	91
Other current liabilities	386	397
Total current liabilities	571	606
Non-current liabilities
Other non-current liabilities	11	11
Stockholders’ Equity
Common stock, Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,995,758 and 572,343,176 as of March 31, 2008 and June 30, 2008, respectively	64	64
Additional paid-in capital	718	725
Accumulated other comprehensive income	311	39
Retained earnings	2,817	2,699
Total stockholders’ equity	3,910	3,527
Total Liabilities And Stockholders’ Equity	$4,492	$4,144
(1) March 31, 2008 balances were obtained from the audited financial statements

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)
	Three months ended June 30,
	2007	2008

Revenues	$928	$1,155
Cost of revenues	569	697
Gross profit	359	458
Operating Expenses:
Selling and marketing expenses	51	61
General and administrative expenses	77	87
Amortization of intangible assets	2	2
Total operating expenses	130	150
Operating income	229	308
Other income, net	62	28
Income before income taxes	291	336
Provision for income taxes	28	30
Net income	$ 263	$306

Earnings per equity share
Basic	$0.46	$0.54
Diluted	$0.46	$0.54
Weighted average equity shares used in computing earnings per equity share
Basic	568,376,262	569,365,847
Diluted	570,506,394	570,479,751
See accompanying notes to the unaudited financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(Dollars in millions )
	Common stock Shares	Common stock Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders’ equity
Balance as of March 31, 2007	571,209,862	$64	$692		$90	$1,871	$2,717
Cash dividends	—	—	—	—	—	(107)	(107)
Stock compensation expense	—	—	1	—	—	—	1
Comprehensive income
Net income	—	—	—	$263	—	263	263
Other comprehensive income
Translation adjustment	—	—	—	171	171	—	171
Comprehensive income				$434
Balance as of June 30, 2007	571,209,862	$64	$693		$261	$2,027	$3,045
Balance as of March 31, 2008	571,995,758	$64	$718		$311	$2,817	$3,910
Common stock issued	347,418	—	7	—	—	—	7
Cash dividends	—	—	—	—	—	(424)	(424)
Comprehensive income
Net income	—	—	—	$306	—	306	306
Other comprehensive income
Translation adjustment	—	—	—	(272)	(272)	—	(272)
Comprehensive income				$34
Balance as of June 30, 2008	572,343,176	$64	$725		$39	$2,699	$3,527
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Cash Flows

(Dollars in millions)
	Three months ended June 30,
	2007	2008

Operating Activities:
Net income	$263	$306
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37	42
Stock compensation expense	1	-
Deferred taxes	(12)	(16)
Changes in assets and liabilities, net of acquisition
Trade accounts receivable	(15)	(7)
Prepaid expenses and other assets	(24)	(37)
Unbilled revenue	(1)	(51)
Accounts payable	(3)	(10)
Income taxes	30	37
Client deposits	(1)	2
Unearned revenue	7	26
Other liabilities	(5)	39
Net cash provided by operating activities	277	331
Investing Activities:
Expenditure on property, plant and equipment	(83)	(80)
Payment for acquisition of business, net of cash acquired	-	(3)
Loans to employees	3	(1)
Non-current deposits placed with corporations	-	(5)
Investment in liquid mutual fund units	(116)	(38)
Redemption of liquid mutual fund units	122	19
Net cash used in investing activities	(74)	(108)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options	-	7
Payment of dividends	(107)	(424)
Net cash used in financing activities	(107)	(417)
Effect of exchange rate changes on cash	88	(142)
Net increase / (decrease) in cash and cash equivalents during the period	96	(194)
Cash and cash equivalents at the beginning of the period	1,403	2,058
Cash and cash equivalents at the end of the period	$1,587	$1,722

Supplementary information:
Income taxes paid	$12	$8
See accompanying notes to the unaudited consolidated financial statements Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly-owned subsidiaries Infosys Technologies ( Australia) Pty. Limited (Infosys Australia), Infosys Technologies ( China) Co. Limited (Infosys China), Infosys Consulting Inc. (Infosys Consulting) and Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements and consolidation

The consolidated financial statements include Infosys and its subsidiaries (collectively, the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

Unaudited interim information presented in the consolidated financial statements has been prepared by the management and, in the opinion of management, includes all adjustments of a normal and recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company's Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

1.3 Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Change s in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearne d revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In arrangements with software development and related services and maintenance services, the company has specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. The arrangements generally meet the criteria for software development and related services to be considered a separate unit of accounting. The company uses the relative fair value method to allocate revenue to maintenance services and the software development and related services. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method. < /p>

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence (VSOE) of fair value has been established for ATS. VSOE of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE of fair value for implem entation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are derived from both, time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions.

In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustmen t. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

Consistent with the guidance in EITF Issue 06-03, How taxes collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), which became applicable to the company on April 1, 2007, the company continues to present revenues net of sales and value-added taxes in its consolidated statements of income.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6 Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Any decline in value that is judged to be other than temporary is included in earnings.

Investment securities designated as 'available for sale' are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9 Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting u nit below its carrying amount.

1.10 Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11 Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12 Foreign currency

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are the respective local currencies. The consolidated financial statements are reported in U.S. dollars. The translation of functional currencies to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in ‘other comprehensive income’, a separate component of stockholders’ equity.

Foreign-currency denominated assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the company’s holding of the subsidiary’s securities.

If the number of equity shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14 Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries out side India where it is expected that the earnings of the foreign subsidiary will be indefinitely reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.15 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized. For all financial instruments including cash and cash equivalents, investments in liquid mutual fund units, trade accounts receivables, prepaid expenses and other current assets, accounts payable, client deposits and other current liabilities, the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market, is not reasonably estimable.

1.16 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2008 and June 30, 2008 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18 Retirement benefits to employees

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The company recognizes the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively in accordance with SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R. Changes in the funded status of a plan are recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity.

1.18.2   Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO were also eligible for superannuation benefit. Upto March 31, 2005, Infosys BPO made monthly contributions under the superannuation plan based on a specified percentage of each covered employee’s salary. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which were periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the Infosys Superannuation Trust.

1.18.3   Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19 Stock-based compensation

The company recognizes compensation expense relating to share-based payments in net income using a fair-value measurement method in accordance with SFAS No.123 (revised 2004), Share-Based Payment (SFAS 123R) . Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The company includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company’s publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

1.20 Dividends

Final dividends on common stock are recorded as a liability on the date of approval by the stockholders and interim dividends are recorded as a liability on the date of declaration by the Board of Directors.

1.21 Recent Accounting Pronouncements

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). This Statement replaces SFAS No. 141, Business Combinations. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. The company will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008. Early adoption is prohibited.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. The company will be required to adopt this new Statement prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years, beginning after December 15, 2008. Early adoption is prohibited. The company is currently evaluating the requirements of SFAS 160 and has not yet determined the impact this Statement may have on its consolidated financial statements.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. The company will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008. The company is currently evaluating the requirements of SFAS 161 and has not yet determined the impact this Statement may have on its consolidated financial statements.

In April 2008, FASB issued FASB Staff Position (FSP) FAS 142-3, Determination of the Useful Life of the Intangible Assets. Through this FSP, amendments were made in the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. Statement 142 precluded an entity from using its own assumptions about renewal or extension of an arrangement where there was likely to be substantial cost or material modifications which has been amended by the FSP. The intent of this FSP is also to bring in parity between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset in a business combination when the underlying arrangement includes renewal or extension terms. The FSP further enhances the disclosures required for a recognised intangible asset enabling the users of financi al statements to assess the extent to which the expected future cash flows associated with the asset would be affected by the entity’s intent and/or ability to renew or extend the arrangement. The Company would be required to adopt this FSP prospectively for all assets acquired after April 1, 2009. Early adoption is prohibited.

2 Notes to the unaudited consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents are as follows:

(Dollars in millions)
	As of
	March 31, 2008	June 30, 2008
Cash and bank deposits	$1,737	$1,428
Deposits with corporations	321	294
	$2,058	$1,722

Cash and cash equivalents as of March 31, 2008 and June 30, 2008 include restricted cash balances of $1 million each. The restrictions are primarily on account of accrued dividends.

The deposits maintained by the company with corporations comprise of time deposits, which can be withdrawn by the company at any point without prior notice or penalty on the principal.

2.2 Investment in liquid mutual fund units

Investment in liquid mutual fund units classified as available for sale securities are as follows:

(Dollars in millions)
	As of
	March 31, 2008	June 30, 2008
Cost	$18	$35
Gross unrealized holding gains	-	-
Fair value	$18	$35

2.3 Trade accounts receivable

Trade accounts receivable as of March 31, 2008 and June 30, 2008, net of allowance for doubtful accounts of $10 million and $12 million, amounted to $824 million and $775 million. The age profile of trade accounts receivable, net of allowances, is given below.

In %
	As of
	March 31, 2008	June 30, 2008
Period (in days)
0 – 30	58.1	79.1
31 – 60	30.0	8.0
61 – 90	3.7	7.3
More than 90	8.2	5.6
	100.0	100.0

2.4 Business combination

During the three months ended June 30, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited for a consideration of $3 million, of which $1 million is yet to be paid. Consequent to this acquisition, intellectual property rights amounting to $3 million have been recorded and are being amortized over a period of two years, being management’s estimate of the useful life of the asset.

During fiscal 2008, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centres of Philips for finance, accounting and procurement business in Poland, Thailand and India for a consideration of $27 million. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

The purchase price has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$3
Net current assets	4
Deferred tax liabilities	(1)
Intangible assets-customer contracts	11
Goodwill	10
Total purchase price	$27

The indentified intangible customer contracts are being amortized over a period of seven years, being management’s estimate of the useful life of the asset.

2.5 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

(Dollars in millions)
	As of
	March 31, 2008	June 30, 2008
Rental deposits	$6	$7
Security deposits with service providers	8	8
Current portion of loans to employees	27	26
Prepaid expenses	8	7
Interest accrued and not due on deposits	47	66
Withholding taxes	3	4
Advance payments to vendors for supply of goods	3	3
Other current assets	5	15
	$107	$136

Other current assets primarily represent advance payments to vendors for rendering of services, travel advances and other recoverables from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.6 Property, plant and equipment, net

Property, plant and equipment consist of the following:

(Dollars in millions)
	As of
	March 31, 2008	June 30, 2008
Land	$57	$53
Buildings	489	489
Furniture and fixtures	154	153
Computer equipment	271	265
Plant and equipment	218	222
Vehicles	-	1
Capital work-in-progress	331	311
	1,520	1,494
Accumulated depreciation	(498)	(504)
	$1,022	$990

Depreciation expense amounted to $35 million and $40 million for the three months ended June 30, 2007 and 2008, respectively. The amount of third party software expensed during the three months ended June 30, 2007 and 2008 was $11 million and $16 million, respectively.

2.7 Other assets

Other assets consist of the following:

(Dollars in millions)
	As of
	March 31, 2008	June 30, 2008
Non-current portion of loans to employees	$2	$2
Non-current deposits with corporations	40	42
Prepaid gratuity benefit	3	2
	$45	$46

2.8 Intangible assets

Following is a summary of carrying amount of intangible assets:

(Dollars in millions)
	As of
	March 31, 2008	June 30, 2008
Gross carrying value	$27	$36
Customer contracts acquired during the period	11	-
Intellectual property rights acquired during the period	-	3
Accumulated amortization	(13)	(14)
Net carrying value	$25	$25

The aggregate amortization expense for the three months ended June 30, 2007 and 2008 amounted to $2 million each.

The estimated aggregate amortization expense for intangible assets for each of the five succeeding annual fiscal periods (or portion thereof, as indicated below) as of June 30, 2008 is as detailed below.

(Dollars in millions)
Year ending March 31,	Amortization cost
Remainder of 2009	$7
2010	9
2011	3
2012	1
2013	$1

2.9 Loans to employees

The company provides loans to eligible employees in accordance with policy. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $29 million and $28 million were outstanding as of March 31, 2008 and June 30, 2008.

No loans have been made to employees in connection with purchase of the company’s equity securities by employees.

The required repayments of employee loans outstanding as of June 30, 2008 are as detailed below .

(Dollars in millions)
12 months ending June 30,	Repayment
2009	$26
2010	2
$28

The estimated fair value of loans to employees amounted to $28 million as of March 31, 2008 and $27 million as of June 30, 2008. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.10 Other current liabilities

Other current liabilities comprise the following:

(Dollars in millions)
	As of
	March 31, 2008	June 30, 2008
Accrued compensation to staff	$171	$135
Provision for post sales client support	13	11
Withholding taxes payable	54	58
Provision for expenses	102	116
Retainage	13	12
Mark to market loss on derivative financial instruments	29	61
Others	4	4
	$386	$397

Provision for expenses primarily consists of accrued expenses relating to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building charges, overseas travel expenses and office maintenance. Others primarily consist of accrued dividends and amount payable towards acquisition of business.

2.11 Employee post-retirement benefits

2.11.1 Gratuity

Net gratuity cost for the three months ended June 30, 2007 and 2008 comprises the following components:

(Dollars in millions)
	Three months ended June 30,
	2007	2008
Service cost	$2	$1
Interest cost	1	1
Expected return on assets	(1)	(1)
Net gratuity cost	$2	$1

The company expects to contribute approximately $6 million to the gratuity trust during the remainder of fiscal 2009.

2.11.2 Superannuation

The company contributed $3 million each, to the superannuation plan during the three months ended June 30, 2007 and 2008. During fiscal 2008, a substantial portion of the monthly contribution amount has been paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

2.11.3 Provident fund

The company contributed $7 million and $9 million to the provident fund during the three months ended June 30, 2007 and 2008, respectively.

2.12 Stockholders' equity

Infosys has only one class of capital stock referred to as equity shares. The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.12.3 Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.12.4 Stock options

There is no voting, dividend or liquidation rights to the holders of options issued under the company's stock option plans.

2.13 Non-Operating income

Other income, net, consists of the following:

(Dollars in millions)
	Three months ended June 30,
	2007	2008
Interest income	$45	$46
Foreign exchange gains/(losses), net	17	(19)
Others	-	1
	$62	$28

2.14 Research and development

Research and development expenses were $14 million and $11 million for the three months ended June 30, 2007 and 2008 respectively.

2.15 Employees' Stock Offer Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The Company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of who are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain i nstances and expire over a period of 6 months through five years from the date of completion of vesting.

The activity in the 1998 Plan and the 1999 Plan during the three months ended June 30, 2007 and 2008 is set out below.

	Three months ended June 30, 2007		Three months ended June 30, 2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average vexercise price
1998 Plan:
Outstanding at the beginning of the period	2,084,124	$21	1,530,447	$20
Forfeited and expired	-	-	(31,220)	$52
Exercised	-	-	(200,389)	$19
Outstanding at the end of the period	2,084,124	$21	1,298,838	$19
Exercisable at the end of the period	2,084,124	$21	1,298,838	$19
1999 Plan:
Outstanding at the beginning of the period	1,897,840	$26	1,494,693	$29
Forfeited and expired	(34,945)	$52	(32,337)	$35
Exercised	-	-	(147,029)	$15
Outstanding at the end of the period	1,862,895	$27	1,315,327	$28
Exercisable at the end of the period	1,259,079	$15	952,554	$20

The aggregate intrinsic value of options exercised under the 1998 Plan and 1999 Plan during the three months ended June 30, 2008 was $5 million and $4 million, respectively. There were no exercises of options during the three months ended June 30, 2007.

As of June 30, 2007, options outstanding under the 1998 Plan and 1999 Plan had an aggregate intrinsic value of $63 million and $41million respectively and a weighted-average remaining contractual term of 2.09 years and 2.12 years respectively. As of June 30, 2007, options exercisable under the 1998 Plan and 1999 Plan had an aggregate intrinsic value of $63 million and $41 million respectively and a weighted-average remaining contractual term of 2.09 years and 1.95 years respectively.

As of June 30, 2008 options outstanding under the 1998 Plan and the 1999 Plan had an intrinsic value of $31 million and $21 million, respectively, and a weighted-average remaining contractual term of 1.87 years and 1.59 years respectively. As of June 30, 2008 options exercisable under the 1998 Plan and 1999 Plan had an intrinsic value of $31 million and $21 million, respectively, and a weighted-average remaining contractual term of 1.87 years and 1.51 years, respectively.

The unamortized stock compensation expenses under the 1999 Plan as of June 30, 2008 were $1 million and the same is expected to be amortized over a weighted average period of approximately 1.06 years.

The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the three months ended June 30, 2008, the company issued 3,47,418 equity shares, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans. During the three months ended June 30, 2007, there was no exercise of options under both the plans. The FBT for the three months ended June 30, 2008 which had paid been paid by the company and subsequently recovered from the employees through equity, was not material.

Infosys BPO's 2002 Plan (the 2002 Plan) provides for the grant of stock options to its employees and was approved by its Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee whose members are directors of Infosys BPO. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of Infosys BPO in a general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in the 2002 Plan during the three months ended June 30, 2007 and 2008 are set out below.

	Three months ended June 30, 2007		Three months ended June 30, 2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2002 Plan:
Outstanding at the beginning of the period	2,200	$2.72	-	-
Forfeited and expired	(1,725)	$2.24	-	-
Outstanding at the end of the period	475	$4.46	-	-
Exercisable at the end of the period	475	$4.46	-	-

The company recorded stock compensation expense of $1 million for the three months ended June 30, 2007. For the three months ended June 30, 2008, the amount of stock compensation recorded was not material.

2.16 Income taxes

The provision for income taxes in the income statement comprises:

(Dollars in millions)
	Three months ended June 30,
	2007	2008
Current taxes
Domestic taxes	$32	$34
Foreign taxes	8	12
	40	46
Deferred taxes
Domestic taxes	(12)	(15)
Foreign taxes	-	(1)
	(12)	(16)
Aggregate taxes	$28	$30

Current foreign taxes for the three months ended June 30, 2007 and 2008 include a net tax benefit of $13 million and $7 million, respectively, for reversal of income tax liability no longer required.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

(Dollars in millions)
	As of
	March 31, 2008	June 30, 2008
Deferred tax assets
Property, plant and equipment	$23	$23
Loss carry-forwards in subsidiary	14	15
Incentive accruals in subsidiary	6	6
Minimum alternate tax credit entitlement	44	54
Investments	1	1
Others	7	7
Total gross deferred tax assets	95	106
Less: Valuation allowance	(21)	(22)
	74	84
Deferred tax liabilities
Intangible asset	(3)	(3)
Others	(3)	(2)
Total gross deferred tax liabilities	(6)	(5)
Net deferred tax assets	$68	$79

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at June 30, 2008. The valuation allowance primarily relates to loss carry-forwards and incentive accruals in a foreign subsidiary. The amount of the deferred tax assets consi dered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10B of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred tax asset of $54 million has been recognized on the balance sheet as of June 30, 2008, which can be carried forward for a period of 7 years from the year of recognition.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier.

The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by fiscal year 2010. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2008, Infosys’ US branch net assets amounted to approximately $471 million. As of June 30, 2008, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

The Company’s total unrecognized tax benefits as at March 31, 2008 and June 30, 2008 were $116 million and $111 million, respectively. Also, the total unrecognized benefits (net of state tax benefits), if recognized, would reduce the tax provisions by $107 million and $104 million as of March 31, 2008 and June 30, 2008, respectively, and thereby would affect the company’s effective tax rate.

As of March 31, 2008 and as of June 30, 2008, the company had an accrual of $18 million and $16 million, respectively, towards interest and penalties. Interest and penalties included in the provision for income taxes were not material for the three months ended June 30, 2007 and included a credit of $2 million, for liabilities no longer required, for the three months ended June 30, 2008.

The company’s two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2005 and onwards. In the U.S. certain state tax returns pertaining to fiscal years 2001 to 2004 remain subject to examination. Further, U.S. federal and state tax returns pertaining to fiscal year 2005 onwards and certain state tax returns pertaining to fiscal year 2004 are open to examination in accordance with the statute of limitation prescribed by the relevant authorities.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

2.17 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended June 30,
	2007	2008
Basic earnings per equity share - weighted average number of common shares outstanding	568,376,262	569,365,847
Effect of dilutive common equivalent shares – stock options outstanding	2,130,132	1,113,904
Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	570,506,394	570,479,751

Options to purchase 78,780 shares and 33,920 shares for the three months ended June 30, 2007 and 2008, respectively under the 1998 Plan and 603,816 shares and 533,436 shares for the three months ended June 30, 2007and 2008, respectively under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

2.18 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $586 million, Euro 15 million and United Kingdom Pound Sterling 3 million as of March 31, 2008 and $609 million, Euro 3 million and United Kingdom Pound Sterling 3 million of foreign exchange forward contracts as of June 30, 2008. The foreign exchange forward contracts mature between 1 to 12 months. As of March 31, 2008, the company held range barrier options of $100 million and United Kingdom Pound Sterling 8 million, Euro Accelerator of Euro 12 million and Euro Forward Extra of Euro 5 million. As of June 30, 2008, the company held range barrier options of $185 million and United Kingdom Pound Sterling 3 million.

2.19 Fair value disclosures

Effective April 1, 2008, the company adopted SFAS No. 157, Fair Value Measurements (SFAS 157), except as it applies to the nonfinancial assets and nonfinancial liabilities within the scope of FSP SFAS 157-2. SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Statement establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS 157 does not require any new fair value measurements but provides guidance on determination of fair value and lays down the following fair value hierarchy to classify the source of information used in fair value measurements.

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar assets and liabilities in markets that are not active or inputs other that quoted prices that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with SFAS 157, we measure our marketable securities and foreign currency derivative contracts at fair value on a recurring basis.

The company recorded no change to its opening balance of Retained earnings as of April 1, 2008 as it did not have any financial instruments requiring retroactive application per the provisions of SFAS No. 157.

The following table presents the inputs used for assets and liabilities measured at fair value on a recurring basis as at June 30, 2008:

(Dollars in millions)
	As at June 30, 2008	Fair value measurement at reporting date using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant OtherObservable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Investments in liquid mutual funds	$35	35
Liabilities
Derivative financial instruments	$61	–	61

Effective April, 1, 2008, the company also adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), including an Amendment of FASB Statement No. 115. SFAS 159 permits entities to measure eligible financial assets and liabilities, firm commitments and other eligible items at fair value, on an instrument-by-instrument basis, that is otherwise not permitted under other generally accepted accounting principles. The company did not elect such an option with respect to any eligible financial assets and liabilities.

2.20 Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments

(Dollars in millions)
Three months ended June 30, 2007	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$335	$126	$204	$100	$163	$928
Identifiable operating expenses	150	57	76	44	68	395
Allocated expenses	96	36	59	29	46	266
Segmental operating income	89	33	69	27	49	267
Unallocable expenses						38
Operating income						229
Other income, net						62
Income before income taxes						291
Provision for income taxes						28
Net income						$263

Three months ended June 30, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$398	$213	$228	$140	$176	$1,155
Identifiable operating expenses	177	97	83	61	75	493
Allocated expenses	108	57	61	38	48	312
Segmental operating income	113	59	84	41	53	350
Unallocable expenses						42
Operating income						308
Other income, net						28
Income before income taxes						336
Provision for income taxes						30
Net income						$306

2.20.2 Geographic segments

(Dollars in millions)
Three months June 30, 2007	North America	Europe	India	Rest of the World	Total
Revenues	$581	$248	$17	$82	$928
Identifiable operating expenses	258	98	5	34	395
Allocated expenses	166	71	5	24	266
Segmental operating income	157	79	7	24	267
Unallocable expenses					38
Operating income					229
Other income, net					62
Income before income taxes					291
Provision for income taxes					28
Net income					$263

Three months June 30, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$723	$316	$14	$102	$1,155
Identifiable operating expenses	317	127	6	43	493
Allocated expenses	195	85	4	28	312
Segmental operating income	211	104	4	31	350
Unallocable expenses					42
Operating income					308
Other income, net					28
Income before income taxes					336
Provision for income taxes					30
Net income					$306

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2007 and 2008, respectively.

2.21 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the reasonable opinion of management, have a material effect on the results of operations or the financial position of the company.

2.22 Commitments and contingencies

The contractual commitments for capital expenditure were $166 million and $132 million as of March 31, 2008 and June 30, 2008, respectively.

The company has outstanding guarantees for various statutory purposes totalling $6 million and $10 million as of March 31, 2008 and June 30, 2008, respectively. These guarantees are generally provided to governmental agencies.

2.23 Tax contingencies

During fiscal 2007, the company received a demand from the Indian taxation authorities for payment of additional tax of $22 million, including interest of $4 million, upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter is pending before the Commissioner of Income tax (Appeals) Bangalore.

The company is contesting the demand and the management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.